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Washington, D.C. 20549

United States of America

Re:  Mobile TeleSystems OJSC (“MTS”)

Form 20-F for Fiscal Year Ended December 31, 2008  (“Form 20-F”)

Filed May 26, 2009

File No. 001-15094

Dear Mr. Spirgel:

This letter  responds to the  comments of the Staff of the U.S. Securities  and Exchange Commission (the “Commission”) on the Form 20-F set forth in the Staff’s letter dated July 6, 2009. To facilitate your review, we have set forth below your comments with the corresponding  response and have numbered the items to correspond to your original letter.

General

1.               We note your discussion of the purchase agreement entered into with Apple Sales International in August 2008.  In addition, we note your disclosure on pages 25 and 73 discussing the possibility that you will not be able to fulfill your obligations under the purchase agreement.  Finally, we note your disclosure stating that your failure to fulfill the purchase agreement entered into with Apple Sales International “could have a material adverse effect on our financial condition and results of operations….” Based on your disclosure, it appears as though the purchase agreement with Apple is a material contract that is required to be filled as an exhibit.  Please refer to Instruction to Item 19.4(b)(ii)(a) of Form 20-F.  In future filings, please file as exhibits all material contracts entered into by you or your subsidiaries.

Response

The purchase agreement MTS entered into with Apple Sales International to purchase iPhone handsets (the “Apple Contract”) was not and is not a material contract for MTS and was therefore not identified as such in its Form 20-F or filed pursuant to Item 19 of Form 20-F.

Item 19.4(b) states, in relevant part, that:

“[i]f a contract is the type that ordinarily accompanies the kind of business you and your subsidiaries conduct, we will consider it have been made in the ordinary course of business and will not require you to file it, unless it falls within one or more of the following categories….

(ii) Any contract upon which your business is substantially dependent. Examples of these types of contracts might be (a) continuing contracts to sell the major part of your products or services or to purchase the major part of your requirement of goods, services or raw materials…”

MTS is the largest mobile services operator in Russia and the Commonwealth of Independent States with revenues of $10.25 billion in 2008.  Of this amount, service revenues and connection fees comprised $10.18 billion, or 99.3% of revenues, and sales of handsets and accessories, including iPhones, comprised only $69.04 million, or 0.7% of revenues.1  Thus, while a contract for the purchase of handsets “ordinarily accompanies the kind of business [MTS] and [its] subsidiaries conduct”, neither the purchase nor the sale of handsets, including iPhones, is material to MTS, and MTS is not substantially dependent on the Apple Contract or any other handset contracts “to purchase the major part of [its] requirement of goods, services or raw materials.”

In addition, MTS notes that in contrast to Western Europe and the United States, where Apple has entered into exclusive contracts with one mobile service provider in each market, MTS is not an exclusive reseller of iPhones in Russia, nor is it an exclusive provider of mobile telecommunications services for iPhone users in Russia.  Rather, all three of the major mobile services providers in Russia2 have entered into contracts with Apple Sales International to purchase and distribute iPhones within Russia and provide mobile telecommunications services to iPhone users.  Therefore, iPhones have generally not been a significant driver of sales for MTS as compared to providers who have an exclusive right in a given market to act as iPhone resellers and mobile service providers.

In respect of the risk factor referenced in the Staff’s comment above, MTS respectfully submits that the risk identified in the risk factor did not relate to the materiality of the contract, but rather, to the possibility of defending against a potential claim by Apple alleging that MTS failed to

1                                         MTS commenced iPhone sales in October 2008.  In the fourth quarter of 2008, MTS had revenues of $2.42 billion, with service revenues and connection fees comprising $2.38 billion, or 98.3% of revenues, and sales of handsets and accessories, including iPhones, comprising $43.01 million, or 1.8% of revenues.

In the first quarter of 2009, MTS had revenues of $1.81 billion, with service revenues and connection fees comprising $1.78 billion, or 98.3% of revenues, and sales of handsets and accessories, including iPhones, comprising $28.31 million, or 1.6% of revenues.

2                                         The three major mobile services providers in Russia are MTS, OJSC Vimpel Communications and OAO Megafon.

fulfill its purchase commitment.  Specifically, MTS did not identify in the disclosure any risk relating to the amount of the contract, termination of the contract or the possibility of it being required or electing to fulfill the purchase commitments in full, as MTS does not believe that these scenarios would have a material effect on it given the factors describe above.  However, as MTS has not met its purchase commitments, it identified the risk that Apple may bring a claim against it.3  As MTS would not be able to quantify the possible pecuniary, reputational or other consequences of such claim, it made the decision to identify this potential risk to investors. Therefore, while MTS does not consider the Apple Contract to be a material contract, it believed that the risk of possible litigation relating to its possible breach warranted disclosure.

In sum, MTS respectfully submits to the Staff that the Apple Contract was not and is not a material contract under Form 20-F Item 19.  It is a contract of the type that ordinarily accompanies the kind of business MTS conducts and upon which its business is not substantially dependent. At the same time, as MTS has not fulfilled the terms of the contract, MTS deemed it to be in the spirit of best disclosure practices and transparency to disclose the risk of a potential claim by Apple.

* * * *

In connection with the responses above, MTS hereby acknowledges that

•                MTS is responsible for the adequacy and accuracy of the disclosure in the Form 20-F;

•                Staff  comments or changes to disclosure  in response to Staff  comments do not  foreclose  the Commission  from taking any action with respect to the Form 20-F; and

•                MTS may not assert  Staff  comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

3                                         MTS notes that it has not, in fact, been threatened with a claim by Apple, and that all three of Russia’s major mobile services providers have publicly disclosed that they did not meet their purchase commitments under their respective iPhone purchase agreements with Apple.

MTS appreciates your comments and believes that the above explanations respond to your questions.  If you have any questions or comments with regard to these responses or other matters, please call the undersigned at (202) 637-2165.

Very truly yours,

/s/ Joel H. Trotter

Joel H. Trotter
of LATHAM & WATKINS LLP

Copies to:

Mr. Paul Fischer

Attorney-Advisor

U. S. Securities and Exchange Commission

Mr. Reid Hooper

Staff Attorney

U. S. Securities and Exchange Commission

Mr. Mikhail V. Shamolin

President and Chief Executive Officer

Mobile TeleSystems OJSC

Mr. Joshua B. Tulgan

Director, Investor Relations

Mobile TeleSystems OJSC